UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2019

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On January 11, 2019, Haymaker Acquisition Corp., a Delaware corporation (“Haymaker”), received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) notifying Haymaker that it no longer complies with NASDAQ Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of stockholders within twelve months of the end of Haymaker’s fiscal year ended December 31, 2017. Haymaker has 45 calendar days from January 11, 2019 to submit a plan to regain compliance.

Haymaker has delayed the holding of its annual meeting of stockholders due to the pendency of its previously-announced business combination with OneSpaWorld (“OSW”) and the related special meeting of stockholders described in the proxy statement/prospectus included in the Registration Statement on Form S-4 (as amended, the “S-4”) filed by OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“OSW Holdings”). The closing of the business combination is subject to approval by the stockholders of Haymaker, among other conditions described in the S-4. If Haymaker is unable to consummate the business combination for any reason, Haymaker intends to file and mail to its stockholders a definitive annual meeting proxy statement and to hold an annual meeting as soon as possible thereafter.

Haymaker intends to promptly submit a compliance plan to NASDAQ. If NASDAQ accepts Haymaker’s plan, NASDAQ may grant an exception of up to 180 calendar days from the fiscal year end, or until July 1, 2019, to regain compliance.

Item 8.01 Other Events

The information contained in Item 3.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information and Where to Find It

OSW Holdings intends to file with the Securities and Exchange Commission (the “SEC”) an amendment to the S-4, which will include an updated prospectus with respect to OSW Holding’s securities to be issued in connection with the proposed business combination of OSW and Haymaker and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the proposed transaction, with the SEC. Haymaker’s stockholders and other interested persons are advised to read the S-4 and the amendments thereto and any documents included therein filed in connection with the proposed transaction, as these materials will contain important information about OSW, Haymaker and the proposed transaction. The S-4 and other relevant materials for the proposed transaction will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the S-4 and other documents filed with the SEC as exhibits thereto, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, NY 10019. The S-4 has not yet been declared effective by the SEC.

Participants in the Solicitation

Haymaker, Steiner Leisure Limited, as the representative of the various sellers in the business combination, OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and such information is also in the S-4 filed with the SEC by OSW Holdings, which includes the preliminary proxy statement of Haymaker for the proposed transaction

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Haymaker, OSW and OSW Holdings may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance including projected financial information (which is not audited or reviewed by auditors) and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Haymaker, OSW, and OSW Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Haymaker or other conditions to closing in the business combination agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq following the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for OSW’s and the combined company’s services together with the possibility that OSW or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K filed with the SEC by Haymaker and the S-4 and (y) other documents filed or to be filed with the SEC by Haymaker and OSW Holdings. Haymaker cautions that the foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Haymaker, OSW, and OSW Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Date: January 16, 2019